As filed with the Securities and Exchange Commission on September 29, 2008
Registration No. 333-150625
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 3
TO
Form S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

CanArgo Energy Corporation
(Exact name of registrant as specified in its charter)

Delaware	91-0881481
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

P.O. Box 291, St Peter Port
Guernsey, GY1 3RR, British Isles
+(44) 1481 729 980
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Jeffrey Wilkins
Chief Financial Officer
P.O. Box 291, St Peter Port
Guernsey, GY1 3RR, British Isles
+(44) 1481 729 980
(Name, address, including zip code, and telephone number, including area code of agent for service)

Please forward a copy of all correspondence to:
Peter A. Basilevsky, Esq.
Satterlee Stephens Burke & Burke LLP
11th Floor, 230 Park Avenue
New York, NY 10169
(212) 818-9200

Approximate date of commencement of proposed sale to the public:  As soon as practicable after this Registration Statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☑

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.  ☐

If this form is a post-effective amendment to a registration statement filed pursuant to General Instructions I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☑	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting Company ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

Explanatory Note

This Amendment No. 3 to Registration Statement on Form S-3 (Reg. No. 333-150625) amends Part II of the Registration Statement to file a revised legal opinion of counsel to the registrant as Exhibit 5(1).

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution.

The following table sets forth the estimated expenses, all of which are to be borne by the Company, in connection with the registration, issuance and distribution of the securities being registered hereby other than underwriting discounts and commissions. All amounts are estimates except the SEC registration fee.

SEC Registration Fee	$1,970
Legal Fees and Expenses	550,000
Accountant’s Fees and Expenses	32,000
Printing Expenses	60,000
Subscription Agent Fees and Expenses	760,000
Transfer Agent and Registrar Fees and Expenses	1,000
Miscellaneous	19,000

Total	$1,423,970

Item 16.	Exhibits.

The following exhibits are filed as part of this registration statement.

Exhibit
No.	Description of Exhibit

Management Contracts, Compensation Plans and Arrangements are identified by an asterisk (*) Documents filed herewith are identified by a cross (†).
1(6)	Form of Standby Underwriting Agreement between the Company and the Standby Underwriters dated July 24, 2008 (Incorporated by reference to Exhibit 1.0 attached to the Form 8-K of CanArgo filed on July 24, 2008).
2(4)	Memorandum of Agreement between Fielden Management Services Pty, Ltd., A.C.N. 005 506 123 and Fountain Oil Incorporated dated May 16, 1995 (Incorporated herein by reference from December 31, 1997 Form 10-K filed on March 30, 1998).
3(1)	Registrant’s Certificate of Incorporation and amendments thereto (Incorporated by reference from the Company’s Proxy Statements filed May 10, 1999 and May 9, 2000, Form 8-Ks filed July 24, 1998, May 23, 2006 and July 21, 2008 and March 31, 2004 Form 10-Q filed on May 17, 2004).
3(2)	Registrant’s Amended and Restated Bylaws as amended (Incorporated herein by reference to Form 8-K filed on March 7, 2007).
3(3)	Certificate of Amendment of the Certificate of Incorporation as filed with the Office of the Secretary of State of the State of Delaware on June 5, 2007 (Incorporated herein by reference from Form 8-K filed on June 11, 2007).
3(4)	Certificate of Amendment of the Certificate of Incorporation of CanArgo Energy Corporation as filed by the Office of the Secretary of State of Delaware on July 21, 2008 (Incorporated by reference to Exhibit 3.1 attached to the Form 8-K of CanArgo filed on July 21, 2008).
*4(1)	Amended and Restated 1995 Long-Term Incentive Plan (Incorporated herein by reference from September 30, 1998 Form 10-Q filed on November 12, 1998).
*4(2)	Amended and Restated CanArgo Energy Inc. Stock Option Plan (Incorporated herein by reference from March 31, 1998 Form 10-Q filed May 15, 1998).

Exhibit
No.	Description of Exhibit

*4(3)	CanArgo Energy Corporation 2004 Long Term Incentive Plan (Incorporated herein by reference from Annex II to the Company’s definitive Proxy Statement filed March 17 , 2006).
4(4)	Note and Warrant Purchase Agreement dated March 3, 2006 among CanArgo Energy Corporation and the Purchasers party thereto (Incorporated herein by reference from Form 8-K filed March 6, 2006).
4(5)	Registration Rights Agreement dated March 3, 2006 among CanArgo Energy Corporation and the Purchasers party thereto (Incorporated herein by reference from Form 8-K filed March 6, 2006).
4(6)	Note and Warrant Purchase Agreement dated June 28, 2006 among CanArgo Energy Corporation and the Purchaser party thereto (Incorporated by reference from Form 8-K filed July 1, 2006).
4(7)	Registration Rights Agreement dated June 28, 2006 among CanArgo Energy Corporation and the Purchaser party thereto (Incorporated by reference from Form 8-K filed July 1, 2006).
4(8)	Form of Subscription Agreement dated as of September 19, 2006 by and between CanArgo Energy Corporation and the Purchaser named therein (Incorporated by reference from Form 8-K filed October 13, 2006).
4(9)	Subscription letter agreement dated as of August 10, 2007 to offer the right to subscribe for an aggregate of 2,500,000 shares of common stock, of the Company and an aggregate of 5,000,000 common stock purchase warrants (Incorporated by reference from Form 8-K filed August 14, 2007).
4(10)	Form of Subscription Rights Certificate (Incorporated by reference to Exhibit 4(10) filed as part of Form S-3/A of CanArgo on September 19, 2008).
4(11)	Norwegian Subscription Form (Incorporated by reference to Exhibit 4(11) filed as part of Form S-3/A of CanArgo on September 19, 2008).
5(1)	Opinion of Satterlee Stephens Burke & Burke LLP with respect to legality of securities being registered†.
10(1)	Production Sharing Contract between (1) Georgia and (2) Georgian Oil and JKX Ninotsminda Ltd. dated February 12, 1996 (Incorporated herein by reference from Form S-1/A Registration Statement, File No. 333-72295 filed on June 7, 1999).
*10(2)	Management Services Agreement between CanArgo Energy Corporation and Vazon Energy Limited relating to the provisions of the services of Dr. David Robson dated June 29, 2000 (Incorporated herein by reference from September 30, 2000 Form 10-Q filed on November 14, 2000). As amended by Deed of Variation of Management Services Agreement between CanArgo Energy Corporation and Vazon Energy Limited dated May 2, 2003 (Incorporated herein by reference to Form 8-K filed on May 13, 2003).
10(3)	Tenancy Agreement between CanArgo Energy Corporation and Grosvenor West End Properties dated September 8, 2000 (Incorporated herein by reference from September 30, 2000 Form 10-Q filed on November 14, 2000).
10(4)	Production Sharing Contract between (1) Georgia and (2) Georgian Oil and CanArgo Norio Limited dated December 12, 2000 (Incorporated herein by reference from December 31, 2000 Form 10-K filed on March 31, 2001).
*10(5)	Service Agreement between CanArgo Energy Corporation and Vincent McDonnell dated December 1, 2000 (Incorporated herein by reference from December 31, 2001 Form 10-K405 filed on March 19, 2002).
10(6)	Sale agreement of CanArgo Petroleum Products Limited between CanArgo Limited and Westrade Alliance LLC dated October 14, 2002 (Incorporated herein by reference from September 30, 2002 Form 10-Q filed on November 14, 2002).
10(7)	Stock Purchase Agreement dated September 24, 2003 regarding the sale of all of the issued and outstanding stock of Fountain Oil Boryslaw (Incorporated herein by reference from September 30, 2003 Form 10-Q filed on November 14, 2003).
10(8)	Agreement between CanArgo Samgori Limited and Georgian Oil Samgori Limited dated January 8, 2004 (Incorporated herein by reference from Form S-3 filed May 6, 2004 (Reg. No. 333-115261)).

Exhibit
No.	Description of Exhibit

10(9)	Agreement dated March 17, 2004 between CanArgo Acquisition Corporation and Stanhope Solutions Ltd for the sale of Lateral Vector Resources Ltd. (Incorporated herein by reference from Form 8-K dated May 19, 2004 filed on June 3, 2004).
10(10)	Master Service Contract dated June 1, 2004 between CanArgo Energy Corporation and WEUS Holding Inc. (Incorporated herein by reference from Form 8-K dated June 1, 2004 filed on June 15, 2004).
10(11)	Agreement between Ninotsminda Oil Company Limited and Saipem S.p.A. dated January 27, 2005 (Incorporated herein by reference from Form 8-K dated January 27, 2005 and filed on January 31, 2005).
10(12)	Agreement between Ninotsminda Oil Company Limited and Primrose Financial Group dated February 4, 2005 (Incorporated herein by reference from Form 8-K dated February 4, 2005 and filed February 7, 2005).
10(13)	Subordinated Subsidiary Guaranty dated March 3, 2006 by and among Ninotsminda Oil Company Limited, CanArgo (Nazvrevi) Limited, CanArgo Norio Limited, CanArgo Limited, Tethys Petroleum Investments Limited, Tethys Kazakhstan Limited and CanArgo Ltd for the benefit of the holders of the Subordinated Notes (Incorporated herein by reference from Form 8-K dated and filed on March 8, 2006).
10(14)	Subordinated Subsidiary Guaranty dated June 28, 2006 by and among Ninotsminda Oil Company Limited, CanArgo (Nazvrevi) Limited, CanArgo Norio Limited, CanArgo Limited, Tethys Petroleum Investments Limited, Tethys Kazakhstan Limited and CanArgo Ltd for the benefit of the holder of the 12% Subordinated Note (Incorporated herein by reference from Form 8-K dated June 28, 2006 and filed July 5, 2006).
10(15)	Waiver, Consent and Amendment Agreement dated March 3, 2006 by and among CanArgo Energy Corporation and the Purchasers party thereto (Incorporated herein by reference from Form 8-K dated and filed on March 8, 2006).
10(16)	Waiver, Consent and Amendment Agreement dated June 28, 2006, by and among CanArgo Energy Corporation and the Senior Secured Noteholders party thereto (Incorporated by reference from September 30, 2006 Form 10-Q filed on November 9, 2006).
10(17)	Waiver, Consent and Amendment Agreement dated June 28, 2006, by and among CanArgo Energy Corporation and the Senior Subordinated Noteholder party thereto (Incorporated by reference from September 30, 2006 Form 10-Q filed on November 9, 2006).
10(18)	Conversion Agreement dated June 28, 2006, by and among CanArgo Energy Corporation, the Subordinated Noteholders and Persistency (Incorporated by reference from Form 8-K dated June 28, 2006 and filed on July 5, 2006).
10(19)	Memorandum of Understanding dated as of March 2, 2006 by and between the Ministry of Energy of Georgia and CanArgo (Nazvrevi) Limited (Incorporated herein by reference from Form 8-K dated and filed on March 8, 2006).
*10(20)	Form of Management Services Agreement for Elizabeth Landles, Executive Vice President and Corporate Secretary dated February 18, 2004 (Incorporated by reference from December 31, 2005 Form 10-K filed on March 16, 2006).
*10(21)	Service Contract between CanArgo Energy Corporation and Jeffrey Wilkins dated August 22, 2006 (Incorporated by reference from September 30, 2006 Form 10-Q filed on November 9, 2006).
10(22)	Amendment, Consent, Waiver and Release Agreement dated February 9, 2007 by and among CanArgo Energy Corporation and the Purchasers party thereto (Incorporated by reference from Form 8-K filed on February 2, 2007).
10(23)	Certificate of Discharge dated February 9, 2007 between Ingalls & Snyder LLC and CanArgo Limited (Incorporated by reference from Form 8-K filed on February 21, 2007).
10(24)	Security Interest Agreement, dated as of February 9, 2007, among Tethys Petroleum Limited, Ingalls & Snyder LLC and the Secured Parties, as defined herein (Incorporated by reference from Form 8-K filed February 21, 2007).

Exhibit
No.	Description of Exhibit

10(25)	Amendment, Consent, Waiver and Release Agreement dated February 9, 2007 by and among CanArgo Energy Corporation and the Purchasers party thereto (Incorporated by reference from Form 8-K filed February 21, 2007).
10(26)	Amendment, Consent, Waiver and Release Agreement dated February 9, 2007 by and among CanArgo Energy Corporation and Persistency (Incorporated by reference from Form 8-K filed February 21, 2007).
10(27)	Tethys Shareholders Agreement dated as of January 24, 2007 by and among CanArgo Limited, the Investors party thereto and Tethys Petroleum Limited (Incorporated herein by reference from December 31, 2006 Form 10-K filed on March 15, 2007).
10(28)	Share Exchange Agreement relating to BN Munai LLP between Coin Investments Limited, Tethys Petroleum Limited and Tethys, Kazakhstan Limited (Incorporated herein by reference from December 31, 2006 Form 10-K filed on March 15, 2007).
10(29)	Consent and Conversion Agreement dated as of June 5, 2007 by and among CanArgo Energy Corporation, CanArgo Limited and the Purchasers party thereto, including the form of the Senior Compensatory Warrants to purchase up to 11,111,111 shares of CanArgo common stock issuable thereunder (Incorporated by reference from Form 8-K filed June 11, 2007).
10(30)	Registration Rights Agreement dated as of June 5, 2007 by and among CanArgo Energy Corporation and the Purchasers party thereto (Incorporated by reference from Form 8-K filed June 11, 2007).
10(31)	Conversion Agreement dated as of June 5, 2007 by and among CanArgo Energy Corporation, CanArgo Limited and Persistency, including the form of the Persistency Compensatory Warrants to purchase up to 5 million shares of CanArgo common stock issuable thereunder (Incorporated by reference from Form 8-K filed June 11, 2007).
10(32)	Registration Rights Agreement dated as of June 5, 2007 by and among CanArgo Energy Corporation and Persistency (Incorporated by reference from Form 8-K dated June 11, 2007).
10(33)	Amendment, Consent, Waiver and Release Agreement dated June 5, 2007 by and among CanArgo Energy Corporation and the Purchasers party thereto (Incorporated by reference from Form 8-K filed June 11, 2007).
10(34)	Certificate of Discharge dated June 5, 2007 between Ingalls & Snyder LLC, Tethys Petroleum Limited and CanArgo Limited (Incorporated by reference from Form 8-K filed June 11, 2007).
10(35)	Amendment, Consent, Waiver and Release Agreement dated June 5, 2007 by and among CanArgo Energy Corporation and the Purchasers party thereto (Incorporated by reference from Form 8-K filed June 11, 2007)
10(36)	Amendment, Consent, Waiver and Release Agreement dated June 5, 2007 by and among CanArgo Energy Corporation and Persistency (Incorporated by reference from Form 8-K filed June 11, 2007).
10(37)	Amendment, Consent and Waiver Agreement dated June 13, 2007 by and among CanArgo Energy Corporation and the Purchasers party thereto (Incorporated by reference from Form 8-K filed June 18, 2007).
10(38)	Amendment, Consent and Waiver Agreement dated June 13, 2007 by and among CanArgo Energy Corporation and the Purchasers party thereto (Incorporated by reference from Form 8-K filed June 18, 2007).
10(39)	Amendment, Consent and Waiver Agreement dated June 13, 2007 by and among CanArgo Energy Corporation and Persistency (Incorporated by reference from Form 8-K filed June 18, 2007).
10(40)	Agency Agreement dated June 18, 2007 (Incorporated by reference from Form 8-K filed June 27, 2007).
*10(41)	Management Services Agreement between CanArgo Energy Corporation and Vazon Energy Limited relating to the provisions of the services of Dr. David Robson dated June 27, 2007 (Incorporated by reference from Form 8-K filed July 3, 2007).

Exhibit
No.	Description of Exhibit

*10(42)	Amendment No. 1 to the Statement of Terms and Conditions of Employment between Vazon Energy Limited and Elizabeth Landles (Incorporated by reference from Form 8-K filed July 3, 2007).
10(43)	Letter Agreement With Agents (Incorporated by reference from Form 8-K filed July 11, 2007).
10(44)	Placement Agreement dated July 22, 2007 by and between CanArgo Limited and Jennings Capital Inc (Incorporated by reference from Form 8-K filed July 27, 2007).
10(45)	Amendment, Consent and Waiver Agreement dated as of August 9, 2007 by and among CanArgo Energy Corporation, Ingalls & Snyder LLC, and the Purchasers party thereto, including the form of the Senior Note Compensatory Warrants to purchase up to 17,916,667 shares of CanArgo common stock issuable thereunder (Incorporated by reference from Form 8-K filed August 14, 2007).
10(46)	Amendment, Consent and Waiver Agreement dated as of August 13, 2007 by and among CanArgo Energy Corporation, Ingalls & Snyder LLC and the Purchasers party thereto, including the form of the Subordinated Note Compensatory Warrants to purchase certain shares of CanArgo common stock issuable thereunder (Incorporated by reference from Form 8-K filed August 14, 2007).
10(47)	Transfer Agency and Service Agreement dated December 18, 2007 by and among CanArgo Energy Corporation, Computershare Trust Company, N.A. and Computershare, Inc (Incorporated by reference from Form 8-K filed December 28, 2007).
*10(48)	Appointment letter between CanArgo Energy Corporation and Anthony J. Perry, dated March 26, 2008 (Incorporated by reference from Form 8-K filed March 28, 2008).
10(49)	Manager’s Engagement Agreement. (Incorporated by reference to Exhibit 10(1) attached to Form S-3/A of CanArgo filed on August 20, 2008).
23(1)	Consent of Satterlee Stephens Burke & Burke LLP to the use of their opinion with respect to the legality of the securities being registered (included in opinion filed as Exhibit 5(1))†.
23(2)	Consent of L J Soldinger Associates LLC (Incorporated by reference to Exhibit 23(2) filed as part of Form S-3/A of CanArgo on September 19, 2008).
24(1)	Power of attorney of certain signatories (Incorporated by reference to Exhibit 24(1) filed as part of Form S-3/A of CanArgo on September 19, 2008).
99(1)	Form of Instructions as to Use of Subscription Rights Certificate (Incorporated by reference to Exhibit 99(1) filed as part of Form S-3/A of CanArgo on September 19, 2008).
99(2)	Form of Notice of Guaranteed Delivery for Rights Certificates (Incorporated by reference to Exhibit 99(2) filed as part of Form S-3/A of CanArgo on September 19, 2008).
99(3)	Form of Letter of Stockholders who are Record Holders (Incorporated by reference to Exhibit 99(3) filed as part of Form S-3/A of CanArgo on September 19, 2008).
99(4)	Form of Letters to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Incorporated by reference to Exhibit 99(4) filed as part of Form S-3/A of CanArgo on September 19, 2008).
99(5)	Form of Letter to Clients who are Beneficial Holders (Incorporated by reference to Exhibit 99(5) filed as part of Form S-3/A of CanArgo on September 19, 2008).
99(6)	Form of Nominee Holder Certification (Incorporated by reference to Exhibit 99(6) filed as part of Form S-3/A of CanArgo on September 19, 2008).
99(7)	Beneficial Owner Election Form (Incorporated by reference to Exhibit 99(7) filed as part of Form S-3/A of CanArgo on September 19, 2008).
99(8)	Form of Notice of Important Tax Information (Incorporated by reference to Exhibit 99(8) filed as part of Form S-3/A of CanArgo on September 19, 2008).
99(9)	Form of Subscription Agent Agreement between the Company and Computershare, the U.S. Subscription Agent (Incorporated by reference to Exhibit 99(9) filed as part of Form S-3/A of CanArgo on September 19, 2008).

Exhibit
No.	Description of Exhibit

99(10)	Form of Subscription Agent Agreement between the Company and Glitnir Securities AS, the Norwegian Subscription Agent (Incorporated by reference to Exhibit 99(10) filed as part of Form S-3/A of CanArgo on September 19, 2008).

†	Filed herewith

Item 17.	Undertakings

a. The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective Registration Statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

Provided, however, that paragraphs (a)(1)(i), (a)(1)(ii) and (a)(i)(iii) of this section do not apply if the registration statement is on Form S-3 or Form F-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the Registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement, or is contained in a form of prospectus field pursuant to Rule 424(b) that is part of the Registration Statement.

(2) That, for the purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

b. The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, as amended (the “Act”), each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

c. The undersigned registrant hereby undertakes to supplement the prospectus, after the expiration of the subscription period, to set forth the results of the subscription offer, the transactions by the underwriter during the subscription period, the amount of unsubscribed securities to be purchased by the underwriter, and the terms of any subsequent reoffering thereof. If any public offering by the underwriter is to be made on terms differing from those set forth on the cover page of the prospectus, a post-effective amendment will be filed to set forth the terms of such offering.

d. Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 15 above, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

e. The undersigned Registrant hereby undertakes:

(1) For purposes of determining any liability under the Act, the information omitted from the form of prospectus filed as part of a registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of the registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of London on September 29, 2008.

CANARGO ENERGY CORPORATION

By:	/s/ Jeffrey Wilkins
Jeffrey Wilkins
Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

By:	/s/ Jeffrey Wilkins Jeffrey Wilkins, Chief Financial Officer, Principal Accounting Officer and Director	Date: September 29, 2008

By:	/s/ Vincent McDonnell Vincent McDonnell, Chairman of the Board, President and Chief Executive Officer	Date: September 29, 2008

By:	/s/ Russ Hammond† Russ Hammond, Director	Date: September 29, 2008

By:	/s/ Anthony Perry† Anthony Perry, Director	Date: September 29, 2008

By:	/s/ Michael Ayre† Michael Ayre, Director	Date: September 29, 2008

†By Jeffrey Wilkins Attorney in Fact

EXHIBIT INDEX

Filed
Herewith	Exhibit

5(1)	Opinion of Satterlee Stephens Burke LLP with respect to legality of the securities being registered†.
23(1)	Consent of Satterlee Stephens Burke & Burke to the use of their opinion with respect to the legality of the securities being registered (included in opinion being filed as Exhibit 5.1)†.

†	Filed herewith